Press Release
[Graphic omitted] Ahold
                                                       Royal Ahold
                                                       Public Relations



                                                Date:  May 2, 2003
                                For more information:  +31 75 659 57 20

Ahold to nominate Anders Moberg as President and CEO

Zaandam, The Netherlands, May 2, 2003 - The Ahold Supervisory Board today announced its proposal to nominate Mr. Anders C. Moberg (53) as President & Chief Executive Officer of the company. Moberg will assume the position of Acting CEO, effective May 5, 2003. His appointment to the Corporate Executive Board will be proposed at the Annual General Meeting of Shareholders, which will be held at a later date this year.

Moberg has a long and accomplished career in international retailing, most notably with the Swedish furniture manufacturer and retailer IKEA Group, which he joined in 1970. From 1986 to 1999, Moberg served as CEO and President of IKEA Group, working closely with Ingvar Kamprad, the founder and owner of IKEA. Moberg was recognized as being a driving force for change and creativity in the company and is credited with the successful global expansion of the IKEA concept.

In 1999 Anders Moberg joined the U.S.-based company Home Depot, the second largest home goods retailer in the United States, as Division President, International, a position he held until 2002. Over this period, Moberg strengthened the performance of the operations in Canada and Mexico and led expansion in these markets.

Remarks by Henny de Ruiter, Chairman of the Ahold Supervisory Board
In a comment, Henny de Ruiter, Chairman of the Ahold Supervisory Board and temporarily responsible for the Corporate Executive Board, said: 'Anders Moberg has spent his entire career working for two of the world's most successful retailers. Strongly focused on customers' needs and product innovation, he is a true internationalist, decidedly exceptional in his ability to put retail into a global context. We are delighted that he will join Ahold.'

                                                  Albert Heijnweg 1, Zaandam
                                                  P.O. Box 3050, 1500 HB Zaandam
                                                  The Netherlands
                                                  Phone:  +31 (0)75 659 5720
http://www.ahold.com                              Fax:  +31 (0)75 659 8302

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Remarks by Anders Moberg, proposed Ahold President & CEO
`Having had the opportunity to meet with many people from the Ahold group of companies, I am convinced that if we all work together we can bring Ahold back on track again,' said Moberg.

Moberg is a member of the Supervisory Boards of LEGO A/S, Velux A/S and DFDS A/S, all Danish companies. In Sweden he is Supervisory Board member at Ahlsell AB and Hilding Anders AB as well as advisor to the private equity fund Nordic Capital. He is also Supervisory Board member of Einstone Inc. in the United States and Sourcebynet LTD in Singapore. Moberg is married and has three children.


Ahold Corporate Communications:  +31.75.659.5720


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This press release contains "forward-looking statements" within the meaning of
U.S. federal securities laws. Actual results may differ from such statements as they may have been influenced by factors and events beyond the company's ability to control, as more fully discussed in the company's public filings.
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